hannover **re**®

RECEIVED
2004 AUG 17 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SUPPL

04036253

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

August 12, 2004

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of the latest press release:" Hannover Re posts very good result for the first half-year 2004". The English and German version of the interim report 2/2004 will be forwarded as soon as they become available.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Gabriele Bödeker

Iris Garbers

Enclosures

hannover re®

PRESS RELEASE

Hannover Re posts very good result for the first half-year 2004

- **Profits rise again with planned reduction of gross premium volume**
- **Operating profit (EBIT) + 31.6%**
- **Net income + 30.2%**
- **Net investment income + 16.6%**
- **Combined ratio in property and casualty reinsurance 94.3% (previous year: 98.6%)**

Hannover, 12 August 2004: In its interim report released today Hannover Re declared itself highly satisfied with the development of business in the first half of 2004.

The company continued to profit from the advantageous conditions prevailing on the reinsurance markets. The operating profit (EBIT) as at 30 June 2004 climbed to 375.4 million euro, an increase of 31.6% compared to the first half-year 2003. Net income showed a similarly sharp increase of 30.2% to reach 211.5 million euro, or 1.75 euro (1.65 euro) a share. All four business groups contributed to this performance. "This business development puts us absolutely on track to achieve our ambitious profit targets for the full financial year", Wilhelm Zeller, Chairman of the Executive Board, explained. "A significant decline in gross premium income, due in part to our proactive cycle management, is in no way cause for concern. Quite the contrary, we have once again demonstrated that profitability alone is what counts in our industry, not volume."

As in the previous quarter, gross premium income contracted significantly in the second quarter. Across all four business groups it declined by 19.8% for the first half-year 2004 to 4.8 billion euro (6.0 billion euro). At constant euro exchange rates, especially against the US dollar, the reduction would have been 15.0%. The level of retained premiums again increased appreciably, as a consequence of which net premiums fell by a mere 4.9% to 3.5 billion euro (3.6 billion euro). Adjusted for exchange-rate effects, net premiums would have been roughly on a par with the previous year.

In **property and casualty reinsurance** the second quarter of 2004 again offered Hannover Re attractive opportunities to write profitable business. The treaty renewal season in Japan and Korea as at 1 April 2004, for example, was used to expand business – in some areas at substantially improved conditions. In accordance with its strategy Hannover Re further optimised its portfolio. "We continued to replace high-volume, but weaker-

margin proportional business with profitable non-proportional business", Mr. Zeller emphasised. The "More from less" initiative, under which Hannover Re is focusing even more strongly on profitable market segments, combined with the restructuring of business with its HDI affiliates and the effects of exchange-rate movements caused gross premium income to contract by 20.5% compared to the first half of 2003 to 2.1 billion euro (2.7 billion euro). Adjusted for exchange-rate effects, the decline would have been 17.2%. Thanks to the company's heavily strengthened financial resources, significantly less business is ceded on the retrocession market; net premiums fell by a mere 9.6% to 1.5 billion euro (1.6 billion euro) on account of the higher level of retained premiums.

The claims experience in the second quarter was very modest; as in the first quarter, no natural catastrophe losses were recorded. The only major claim was the collapse of a structure at Paris Charles de Gaulle Airport. Hannover Re anticipates net expenditure of around 15 million euro in this regard. The net burden of major losses for the entire first half-year amounts to 51.9 million euro. This corresponds to roughly 3.5% of net premiums, a figure well below the multi-year average of five percentage points. The good quality of the business written and the favourable market conditions brought about a further improvement in the combined ratio, which stood at 94.3% for the first six months of 2004; compared to both the same period of the previous year (98.6%) and the full 2003 financial year (96.0%), this figure bears out the excellent quality of the business written. In the first half of 2004, as in the past, there was no need to constitute additional reserves for previous years. This is especially true of US liability business written in the years 1997 to 2001.

Property and casualty reinsurance grew its operating profit (EBIT) for the first six months by 25.1% year-on-year to 228.4 million euro (182.6 million euro). Net income was boosted by 14.4% to 115.9 million euro (101.3 million euro). The earnings of 96 cents (1.03 euro) a share were slightly lower.

Results in **life and health reinsurance** developed very favourably in the first half-year 2004. As in the first quarter, however, premium income declined relative to the same period of the previous year, falling by 13.8% to 939.4 million euro (1.1 billion euro). The principal reasons here were still the discontinuation of a major account in the United Kingdom, which in the previous year had produced premium volume in excess of 200 million euro, as well as the weakness of the US dollar. At constant exchange rates the decrease would have been 10.5%. Relative to the first half of 2003 the retention climbed sharply to 91.8% (79.1%), as a consequence of which net premiums fell only marginally by 0.9% to 857.9 million euro (865.9 million euro) – and indeed they actually increased in the original currency. "Although experience shows that premium volume tends to grow more strongly in the second half of the year than in the first six months, here too we attach greater importance to results than premiums", Mr. Zeller noted. The

operating profit (EBIT) grew very substantially compared to the first half of 2003, surging by 64.8% to 39.2 million euro (23.8 million euro). Net income was almost doubled to 23.7 million euro (12.0 million euro), or 20 cents (12 cents) a share.

In the second quarter **financial reinsurance** built on the pleasing development of the first quarter. Here too, as anticipated, gross premium income – which had surged vigorously in recent years – contracted by 26.9% compared to the first half-year 2003 to 674.8 million euro (923.3 million euro). At constant exchange rates the decline would have been 21.3%. Retention was slightly lower at 95.3% (96.4%). Net premiums earned fell by 14.4 % to 552.0 million euro (644.7 million euro). The operating profit (EBIT) rose by a sizeable 73.1% to 65.3 million euro (37.8 million euro); of this amount, 12.6 million euro was attributable to the initial consolidation of Hannover Re (Dublin) Ltd., formerly HDI Re (Ireland) Ltd., which was acquired as at 1 July 2003. Growth in net income was even more impressive, with a surge of 84.2% to 45.9 million euro (24.9 million euro). Hannover Re (Dublin) Ltd. contributed an amount of 11.3 million euro. Financial reinsurance generated earnings of 38 cents (25 cents) a share.

In **program business** the focus continues to be on enhancing the quality of the business written. Since more than 90% of the portfolio stems from the USA, the weakness of the US dollar is particularly evident here. Gross written premium as at 30 June 2004 thus contracted by 18.3% to 1.1 billion euro (1.3 billion euro). At constant exchange rates the decline would have been 9.9%. As planned, the retention continued to increase relative to the same period of the previous year, reaching 49.1% (44.7%). Net premiums correspondingly rose by a substantial 17.2% to 559.8 million euro (477.7 million euro). The combined ratio deteriorated slightly compared to the first six months of 2003 to 96.6% (94.0%). The higher level of retained premiums resulted in reduced income from reinsurance commissions and caused the combined ratio to rise; this was, however, offset by higher liquid funds and hence increased investment earnings. Correspondingly higher investment income boosted the operating profit (EBIT) by 3.2% to 42.5 million euro (41.2 million euro). Net income grew by 7.7% to 25.9 million euro (24.1 million euro), or 21 cents (25 cents) a share.

Hannover Re is highly satisfied with the development of its **net investment income**. Write-downs of a mere 19.9 million euro had to be taken on securities in the first half of 2004; of this amount, 12.3 million was attributable to equities. In the same period of the previous year write-downs on securities had still been in the order of 80 million euro. Profits of altogether 102.1 million euro (87.5 million euro) were realised on the disposal of investments in the first half-year. This contrasted with realised losses of 18.9 million euro, following 16.8 million euro in the previous year. The bulk of the realised profits derived from the sale of fixed-income securities as part of the move to shorten durations at the end of the first quarter.

Exchange losses were, however, also realised in connection with these disposals, the amount of which exceeded the aforementioned gains. Ordinary income increased slightly relative to the same period of the previous year to 533.1 million euro (526.1 million euro), a reflection of the continuing highly positive underwriting cash flow. Despite the generally lower interest rate level, income from self-managed investments was boosted. Interest on reinsurance deposits was only slightly lower than in the previous year. Net investment income consequently rose by an appreciable 16.6% on balance to 567.0 million euro (486.2 million euro).

Outlook

Hannover Re is highly satisfied with the course of the financial year to date. Early insights from the renewal negotiations as at 1 July in the USA and the London Market as well as in Australia and New Zealand – in other markets this is not a major renewal date – indicate that the quality of the markets in *property and casualty reinsurance* is still high. Only in specific segments can some price erosion be detected. "We are superbly positioned with our excellent rating and are thus able to fully exploit the market opportunities", Mr. Zeller emphasised. Due to the strategic reorganisation of business with the HDI companies, the repercussions of the "More from less" initiative, Hannover Re's proactive cycle management as well as the sustained weakness of the US dollar, gross premium growth for the full year is still expected to be heavily curtailed, although net premiums – at least adjusted for exchange-rate effects – are likely to remain unchanged. Provided the major loss experience remains within the multi-year average, the profit contribution in property and casualty reinsurance should be even higher than in the previous year.

After the significant premium increases in recent years a largely stable premium volume – adjusted for exchange-rate effects – is anticipated in *life and health reinsurance*; the profit contribution is likely to rise by a double-digit margin.

In *financial reinsurance* Hannover Re continues to expect a declining premium trend year-on-year, although the profit contribution should again be significant.

Profitability in *program business* is expected to improve on the previous year. The gross premium volume – adjusted for exchange-rate effects – is likely to be roughly on a par with the previous year or slightly higher. It should be possible to generate an improved profit contribution.

For 2004 Hannover Re expects – subject to normal movements on capital markets – *net investment income* at least on a par with the previous year. The continuing very good underwriting cash flow should produce an enlarged asset portfolio and – despite lower yields – favourably impact investment income.

Overall, Hannover Re anticipates a highly successful 2004 financial year. "In view of the developments described above

and provided major loss expenditure remains in line with the multi-year average and there are no adverse movements on capital markets, we stand by our forecast of consolidated net income for the full financial year of between 390 and 430 million euro", Mr. Zeller affirmed.

For further information, please contact Eric Schuh (tel. +49/ 511/ 56 04-15 00; fax +49/ 511/ 56 04-16 48, e-mail eric.schuh@hannover-re.com).

***Hannover Re**, with gross premiums of approximately EUR 11 billion, is one of the five largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Key Figures of the Hannover Re Group (US GAAP basis)

in EUR million	2004 Q1	2004 Q2	2004 Variance	2004 H1	2004 Variance	2003 Q2	2003 H1
Hannover Re Group							
Gross written premiums	2,464.3	2,331.0	(17.5%)	4,795.3	(19.8%)	2,825.4	5,977.5
Net premiums earned	1,601.2	1,859.9	(5.3%)	3,461.0	(4.9%)	1,963.0	3,638.9
Net underwriting result	(55.3)	(36.5)	(7.2%)	(91.8)	(31.1%)	(39.3)	(133.3)
Net investment income	298.5	268.5	(3.5%)	567.0	16.6%	278.2	486.2
Operating profit (EBIT)	154.5	220.9	25.4%	375.4	31.6%	176.2	285.2
Net income (after tax)	96.9	114.6	25.6%	211.5	30.2%	91.2	162.4
Earnings per share in EUR	0.80	0.95	3.3%	1.75	6.1%	0.92	1.65
Policyholders' surplus[1]	4,393.5			4,235.1	25.8%		3,365.5
Investments (with funds held by ceding companies)	23,791.7			23,964.9	17.6%		20,386.2
Total Assets	35,343.4			35,733.3	4.3%		34,264.9
Bookvalue per share in EUR	22.04	20.60		20.60	(4.1%)	21.48	21.48
Retention ratio	79.5%	73.2%		76.5%		67.8%	69.8%
Net return on premium[2]	9.7%	11.9%		10.9%		9.0%	7.8%
Return on equity (after tax)[3]	15.3%	17.8%		17.3%		18.9%	16.9%
Property/Casualty reinsurance							
Gross written premiums	1,179.7	935.7	(20.7%)	2,115.4	(20.5%)	1,180.5	2,659.2
Net premiums earned	669.9	821.5	(12.1%)	1,491.4	(9.6%)	934.6	1,650.5
Net underwriting result	30.5	54.2	115.7%	84.7	265.3%	25.1	23.2
Operating profit (EBIT)	75.4	153.0	17.6%	228.4	25.1%	130.1	182.6
Net income (after tax)	39.9	76.0	13.9%	115.9	14.4%	66.7	101.3
Retention ratio	82.0%	71.7%		77.4%		66.2%	69.1%
Combined ratio	95.4%	93.4%		94.3%		97.3%	98.6%
Net return on premium[2]	11.3%	18.6%		15.3%		13.9%	11.1%
Life/Health reinsurance							
Gross written premiums	444.0	495.5	(4.6%)	939.4	(13.8%)	519.4	1,090.2
Net premiums earned	399.9	458.0	20.9%	857.9	(0.9%)	378.8	865.9
Operating profit (EBIT)	24.1	15.0	89.8%	39.2	64.8%	7.9	23.8
Net income (after tax)	16.4	7.4	209.3%	23.7	97.4%	2.4	12.0
Retention ratio	90.4%	93.2%		91.8%		73.0%	79.1%
Combined ratio[4]	97.6%	99.2%		98.5%		88.9%	94.8%
Net return on premium[2]	6.0%	3.3%		4.6%		2.1%	2.7%
Financial reinsurance							
Gross written premiums	353.7	321.2	(31.0%)	674.8	(26.9%)	465.7	923.3
Net premiums earned	249.0	303.0	(25.8%)	552.0	(14.4%)	408.2	644.7
Operating profit (EBIT)	32.6	32.7	62.9%	65.3	73.1%	20.1	37.8
Net income (after tax)	26.0	19.9	64.5%	45.9	84.2%	12.1	24.9
Retention ratio	98.2%	92.0%		95.3%		98.7%	96.4%
Combined ratio[4]	97.1%	96.5%		96.8%		100.1%	98.9%
Net return on premium[2]	13.1%	10.8%		11.8%		4.9%	5.9%
Program business							
Gross written premiums	487.0	578.7	(12.3%)	1,065.6	(18.3%)	659.8	1,304.9
Net premiums earned	282.4	277.4	15.0%	559.8	17.2%	241.3	477.7
Net underwriting result	7.4	11.8	17.7%	19.2	(32.9%)	10.0	28.6
Operating profit (EBIT)	22.3	20.2	10.6%	42.5	3.2%	18.3	41.2
Net income (after tax)	14.6	11.4	14.3%	25.9	7.7%	10.0	24.1
Retention ratio	50.1%	48.2%		49.1%		44.7%	44.7%
Combined ratio	97.4%	95.8%		96.6%		95.9%	94.0%
Net return on premium[2]	7.9%	7.3%		7.6%		7.6%	8.6%

[1] Total stockholders' equity + minority interests + hybrid capital

[2] Operating profit (EBIT) / net premiums earned

[3] Quarterly figures are annualised

hannover rück

PRESSE INFORMATION

Hannover Rück mit sehr gutem Ergebnis für das 1. Halbjahr 2004

- **Erneute Gewinnsteigerung bei planmäßigem Brutto-Prämienrückgang**
- **Operatives Ergebnis (EBIT) + 31,6 %**
- **Überschuss nach Steuern + 30,2 %**
- **Kapitalanlageergebnis + 16,6 %**
- **Schaden-/Kostenquote der Schaden-Rückversicherung 94,3 % (Vj. 98,6 %)**

Hannover, 12. August 2004: In dem heute vorgelegten Zwischenbericht zeigt sich die Hannover Rück mit ihrer Geschäftsentwicklung im 1. Halbjahr 2004 sehr zufrieden.

Das Unternehmen konnte unverändert von den vorteilhaften Bedingungen auf den Rückversicherungsmärkten profitieren. Das operative Ergebnis (EBIT) zum 30.6.2004 stieg gegenüber dem 1. Halbjahr 2003 um 31,6 % auf 375,4 Mio. EUR. Der Konzernüberschuss erhöhte sich ebenfalls deutlich um 30,2 % auf 211,5 Mio. EUR; dies entspricht einem Ergebnis je Aktie von 1,75 EUR (1,65 EUR). Alle vier Geschäftsfelder haben hierzu beigetragen. „Mit dieser Entwicklung sind wir voll auf Kurs, unsere ambitionierten Gewinnziele für das Gesamtjahr zu erreichen", erklärte Wilhelm Zeller, Vorstandsvorsitzender der Hannover Rück. „Ein deutlicher Rückgang der Bruttoprämie, wie er sich u. a. aus unserem aktiven Zyklusmanagement ergibt, bietet keinerlei Anlass zur Sorge. Ganz im Gegenteil, wir haben aufs Neue bewiesen, dass es in unserer Branche einzig um Gewinn geht und nicht um Volumen."

Wie bereits im Vorquartal ging auch im 2. Quartal die Bruttoprämie stark zurück. Sie reduzierte sich für alle vier Geschäftsfelder zum 1. Halbjahr 2004 um 19,8 % auf 4,8 Mrd. EUR (6,0 Mrd. EUR). Bei konstanten Wechselkursen des Euro, insbesondere gegenüber dem US-Dollar, hätte der Rückgang 15,0 % betragen. Der Selbstbehalt hat sich wiederum spürbar erhöht, so dass sich die Nettoprämie lediglich um 4,9 % auf 3,5 Mrd. EUR (3,6 Mrd. EUR) reduzierte. Währungsbereinigt würde sich die Nettoprämie etwa auf Vorjahreshöhe bewegen.

In der **Schaden-Rückversicherung** boten sich der Hannover Rück auch im 2. Quartal 2004 unverändert gute Chancen,

genutzt werden, das Geschäft – bei teilweise deutlich verbesserten Konditionen – auszuweiten. Entsprechend ihrer Strategie hat die Hannover Rück ihr Portefeuille weiter optimiert. „Wir haben weiterhin volumenträchtiges, aber margenschwächeres proportionales Geschäft durch profitables nichtproportionales Geschäft ersetzt", betonte Zeller. Das Programm „More from less", mit dem sich die Hannover Rück noch deutlicher auf profitable Marktsegmente konzentriert, sowie die Neustrukturierung des HDI-Geschäfts haben neben dem Währungskurseinfluss zum Rückgang der Bruttoprämie gegenüber dem 1. Halbjahr 2003 von 20,5 % auf 2,1 Mrd. EUR (2,7 Mrd. EUR) geführt. Währungsbereinigt hätte der Rückgang 17,2 % betragen. Auf Grund der erheblich verstärkten Kapitalkraft der Gesellschaft wird deutlich weniger Geschäft in den Retrozessionsmarkt abgegeben; durch den deutlich gestiegenen Selbstbehalt sank die Nettoprämie lediglich um 9,6 % auf 1,5 Mrd. EUR (1,6 Mrd. EUR).

Die Schadenentwicklung war im 2. Quartal sehr moderat; es waren wie auch schon im 1. Quartal keine Naturkatastrophenschäden zu verzeichnen. Einziger Großschaden blieb der Einsturz eines Gebäudes am Pariser Flughafen Charles de Gaulle. Hier geht die Hannover Rück von einer Nettobelastung von rund 15 Mio. EUR aus. Für das gesamte 1. Halbjahr ergibt sich eine Nettoschadenbelastung aus Großschäden von 51,9 Mio. EUR. Dies entspricht einem Anteil an der Nettoprämie von rund 3,5 %; dieser Wert liegt deutlich unter dem langjährigen Durchschnitt von fünf Prozentpunkten. Die gute Qualität des gezeichneten Geschäfts und die positiven Marktbedingungen führten zu einer erneuten Verbesserung der kombinierten Schaden-/Kostenquote: diese beläuft sich für das 1. Halbjahr 2004 auf 94,3 %; sowohl im Vergleich zur Vorjahresperiode (98,6 %) als auch gegenüber dem gesamten Geschäftsjahr 2003 (96,0 %) belegt dies die hervorragende Qualität des gezeichneten Geschäfts. Nachreservierungen für Vorjahre waren im 1. Halbjahr 2004 wie schon in der Vergangenheit nicht notwendig. Dies gilt insbesondere auch für das US-Haftpflichtgeschäft der Jahre 1997 bis 2001.

Mit einem operativen Ergebnis (EBIT) von 228,4 Mio. EUR (182,6 Mio. EUR) konnte die Schaden-Rückversicherung einen Zuwachs von 25,1 % gegenüber dem 1. Halbjahr 2003 realisieren. Der Überschuss nach Steuern konnte um 14,4 % auf 115,9 Mio. EUR (101,3 Mio. EUR) gesteigert werden. Der Gewinn je Aktie fiel leicht auf 0,96 EUR (1,03 EUR).

Die Ergebnisse in der **Personen-Rückversicherung** haben sich im 1. Halbjahr 2004 sehr positiv entwickelt. Allerdings war wie bereits im 1. Quartal ein Rückgang der Prämieneinnahmen gegenüber der Vorjahresperiode um 13,8 % auf 939,4 Mio. EUR (1,1 Mrd. EUR) zu verzeichnen. Hauptgründe hierfür waren unverändert der Wegfall einer großen Geschäftsbeziehung in Großbritannien, deren Prämienvolumen im Vorjahr über 200 Mio. EUR betragen hatte, und der schwache US-Dollar. Bei konstanten Währungskursen hätte der

gegenüber dem 1. Halbjahr 2003 deutlich auf 91,8 % (79,1 %), so dass die verdiente Nettoprämie mit 0,9 % auf 857,9 Mio. EUR (865,9 Mio. EUR) nur marginal sank und in Originalwährung sogar gestiegen ist. „Obwohl sich erfahrungsgemäß die Prämie in der zweiten Jahreshälfte stärker entwickelt als in der ersten, ist für uns auch hier die Ergebnissituation wichtiger als die Prämie“, erklärte Zeller. Das operative Ergebnis (EBIT) stieg gegenüber dem 1. Halbjahr 2003 sehr deutlich um 64,8 % auf 39,2 Mio. EUR (23,8 Mio. EUR). Der Überschuss nach Steuern konnte mit 23,7 Mio. EUR fast verdoppelt werden (12,0 Mio. EUR); dies entspricht einem Gewinn je Aktie von 0,20 EUR (0,12 EUR).

Die **Finanz-Rückversicherung** konnte im 2. Quartal an die erfreuliche Entwicklung im 1. Quartal anknüpfen. Auch hier reduzierte sich erwartungsgemäß die in den vergangenen Jahren stürmisch gewachsene Bruttoprämie gegenüber dem 1. Halbjahr 2003 um 26,9 % auf 674,8 Mio. EUR (923,3 Mio. EUR). Bei konstanten Wechselkursen hätte der Rückgang 21,3 % betragen. Der Selbstbehalt verringerte sich leicht auf 95,3 % (96,4 %). Die verdiente Nettoprämie ging um 14,4 % auf 552,0 Mio. EUR (644,7 Mio. EUR) zurück. Das operative Ergebnis (EBIT) stieg um beachtliche 73,1 % auf 65,3 Mio. EUR (37,8 Mio. EUR); hiervon entfallen 12,6 Mio. EUR auf die Erstkonsolidierung der zum 1. Juli 2003 übernommenen Hannover Re (Dublin) Ltd., vormals HDI Re (Ireland) Ltd. Noch eindrucksvoller entwickelte sich der Überschuss nach Steuern: dieser stieg um 84,2 % auf 45,9 Mio. EUR (24,9 Mio. EUR). Hierzu hat die Hannover Re (Dublin) Ltd. mit 11,3 Mio. EUR beigetragen. Der Gewinn je Aktie für die Finanz-Rückversicherung beträgt 0,38 EUR (0,25 EUR).

Im **Programmgeschäft** liegt der Fokus weiterhin darauf, die Qualität des gezeichneten Geschäfts zu steigern. Da das Geschäft zu über 90 % aus den USA stammt, schlägt sich hier die Schwäche des US-Dollar besonders nieder. Entsprechend sank die gebuchte Bruttoprämie zum 30.6.2004 um 18,3 % auf 1,1 Mrd. EUR (1,3 Mrd. EUR). Bei konstanten Währungskursen hätte der Rückgang 9,9 % betragen. Wie geplant konnte der Selbstbehalt gegenüber der Vergleichsperiode weiter auf 49,1 % (44,7 %) gesteigert werden. Dementsprechend deutlich erhöhte sich die Nettoprämie um 17,2 % auf 559,8 Mio. EUR (477,7 Mio. EUR). Die kombinierte Schaden-/Kostenquote verschlechterte sich gegenüber dem 1. Halbjahr 2003 leicht auf 96,6 % (94,0 %). Der höhere Selbstbehalt führte zu geringeren Einnahmen aus Rückversicherungsprovisionen und erhöht die kombinierte Schaden-/Kostenquote; dem stehen jedoch höhere liquide Mittel und damit Kapitalanlageerträge gegenüber. Ein entsprechend erhöhtes Kapitalanlageergebnis führte zu einem Anstieg des operativen Ergebnisses (EBIT) von 3,2 % auf 42,5 Mio. EUR (41,2 Mio. EUR). Der Überschuss nach Steuern erhöhte sich um 7,7 % auf 25,9 Mio. EUR (24,1 Mio. EUR); dies entspricht einem Gewinn je Aktie von 0,21 EUR (0,25 EUR).

Mit der Entwicklung des **Kapitalanlageergebnisses** ist die Hannover Rück sehr zufrieden. Abschreibungen auf Wertpapiere waren im 1. Halbjahr 2004 lediglich in Höhe von 19,9 Mio. EUR nötig; davon entfielen 12,3 Mio. EUR auf Aktien. In der Vergleichsperiode hatten die Abschreibungen auf Wertpapiere noch rund 80 Mio. EUR betragen. Aus dem Abgang von Kapitalanlagen wurden im 1. Halbjahr insgesamt 102,1 Mio. EUR (87,5 Mio. EUR) an Gewinnen realisiert. Dem gegenüber standen realisierte Verluste von 18,9 Mio. EUR, nach 16,8 Mio. EUR im Vorjahr. Der Großteil der realisierten Gewinne resultiert aus dem Verkauf von festverzinslichen Wertpapieren im Zuge der Verkürzung der Laufzeiten zum Ende des 1. Quartals. Bei diesen Verkäufen wurden jedoch auch Währungskursverluste realisiert, die die Höhe der erwähnten Kursgewinne überstiegen. Die ordentlichen Kapitalanlageerträge konnten gegenüber der Vorjahresperiode leicht auf 533,1 Mio. EUR gesteigert werden (526,1 Mio. EUR). Dies reflektiert den unverändert sehr positiven versicherungstechnischen Cashflow. Trotz des insgesamt gesunkenen Zinsniveaus konnten die Erträge aus selbst verwalteten Kapitalanlagen gesteigert werden. Die Depotzinserträge sind gegenüber dem Vorjahr leicht gesunken. Das Netto-Kapitalanlageergebnis stieg per Saldo entsprechend deutlich um 16,6 % auf 567,0 Mio. EUR (486,2 Mio. EUR) an.

Ausblick

Die Hannover Rück ist mit dem bisherigen Verlauf des Geschäftsjahres sehr zufrieden. Die ersten Erkenntnisse aus den Erneuerungsverhandlungen zum 1. Juli in den USA und im Londoner Markt sowie in Australien und Neuseeland – in den übrigen Märkten ist dieser Stichtag kein bedeutender Erneuerungstermin – deuten darauf hin, dass sich die Märkte in der *Schaden-Rückversicherung* immer noch auf hohem Qualitätsniveau befinden. Lediglich in einigen Segmenten ist ein Preisabrieb zu verzeichnen. „Wir sind mit unserem hervorragenden Rating bestens positioniert und können so die Marktchancen voll nutzen", betonte Zeller. Auf Grund der strategischen Neuorientierung des Geschäfts mit den HDI-Gesellschaften, den Auswirkungen der „More from less"-Initiative, des aktiven Zyklusmanagements sowie der anhaltenden Dollar-Schwäche wird für das Gesamtjahr unverändert mit einer stark gebremsten Entwicklung der Bruttoprämie, jedoch – zumindest währungsbereinigt – mit einer unveränderten Nettoprämie gerechnet. Vorausgesetzt, dass sich die Großschadenentwicklung im langfristigen Durchschnitt bewegt, sollte der Ergebnisbeitrag der Schaden-Rückversicherung noch höher ausfallen als im Vorjahr.

In der *Personen-Rückversicherung* wird nach den signifikanten Prämiensteigerungen der vergangenen Jahre mit einem währungskursbereinigt weitgehend konstanten Prämienvolumen gerechnet; der Ergebnisbeitrag dürfte deutlich zweistellig steigen.

In der *Finanz-Rückversicherung* geht die Hannover Rück unverändert von einer gegenüber dem Vorjahr rückläufigen

Prämienentwicklung aus, aber von einem erneut signifikanten Ergebnisbeitrag.

Im *Programmgeschäft* wird mit einer Verbesserung der Profitabilität gegenüber dem Vorjahr gerechnet. Die Bruttoprämie sollte sich währungsbereinigt etwa auf Vorjahresniveau oder leicht darüber bewegen. Es sollte ein verbesserter Ergebnisbeitrag möglich sein.

Für 2004 erwartet die Hannover Rück – eine normale Entwicklung der Kapitalmärkte unterstellt – ein *Kapitalanlageergebnis* mindestens auf Vorjahreshöhe. Der unverändert sehr gute versicherungstechnische Cashflow sollte zu einem Anstieg der Kapitalanlagen führen und sich – trotz niedrigerer Renditen – positiv auf das Kapitalanlageergebnis auswirken.

Insgesamt geht die Hannover Rück von einem sehr erfolgreichen Geschäftsjahr 2004 aus. „Angesichts der dargestellten Entwicklungen, einer Großschadenbelastung im langjährigen Durchschnitt sowie ausbleibender negativer Entwicklungen auf den Kapitalmärkten halten wir an unserer Prognose für einen Konzernjahresüberschuss zwischen 390 und 430 Mio. EUR fest", unterstrich Zeller.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel.: 0511 / 56 04-15 00, Fax: 0511 / 56 04-16 48, E-Mail: eric.schuh@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 11 Mrd. EUR eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 3.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Kennzahlen der Hannover Rück-Gruppe (auf US GAAP-Basis)

in Mio. EUR	2004 Q1	Q2	+/- Vorjahr	1H	+/- Vorjahr	2003 Q2	1H
Hannover Rück-Gruppe							
Gebuchte Bruttoprämien	2.464,3	2.331,0	-17,5%	4.795,3	-19,8%	2.825,4	5.977,5
Verdiente Nettoprämien	1.601,2	1.859,9	-5,3%	3.461,0	-4,9%	1.963,0	3.638,9
Versicherungstechnisches Ergebnis	-55,3	-36,5	-7,2%	-91,8	-31,1%	-39,3	-133,3
Kapitalanlageergebnis	298,5	268,5	-3,5%	567,0	16,6%	278,2	486,2
Operatives Ergebnis (EBIT)	154,5	220,9	25,4%	375,4	31,6%	176,2	285,2
Jahresüberschuss nach Steuern	96,9	114,6	25,6%	211,5	30,2%	91,2	162,4
Ergebnis je Aktie in EUR	0,80	0,95	3,3%	1,75	6,1%	0,92	1,65
Haftendes Kapital[1]	4.393,5			4.235,1	25,8%		3.365,5
Kapitalanlagen (inkl. Depotforderungen)	23.791,7			23.964,9	17,6%		20.386,2
Bilanzsumme	35.343,4			35.733,3	4,3%		34.264,9
Buchwert je Aktie in EUR	22,04	20,60		20,60	-4,1%	21,48	21,48
Selbstbehalt	79,5%	73,2%		76,5%		67,8%	69,8%
Umsatzrendite[2]	9,7%	11,9%		10,9%		9,0%	7,8%
Eigenkapitalrendite (nach Steuern)[3]	15,3%	17,8%		17,3%		18,9%	16,9%
Schaden-Rückversicherung							
Gebuchte Bruttoprämien	1.179,7	935,7	-20,7%	2.115,4	-20,5%	1.180,5	2.659,2
Verdiente Nettoprämien	669,9	821,5	-12,1%	1.491,4	-9,6%	934,6	1.650,5
Versicherungstechnisches Ergebnis	30,5	54,2	115,7%	84,7	265,3%	25,1	23,2
Operatives Ergebnis (EBIT)	75,4	153,0	17,6%	228,4	25,1%	130,1	182,6
Jahresüberschuss nach Steuern	39,9	76,0	13,9%	115,9	14,4%	66,7	101,3
Selbstbehalt	82,0%	71,7%		77,4%		66,2%	69,1%
Kombinierte Schaden-/Kostenquote	95,4%	93,4%		94,3%		97,3%	98,6%
Umsatzrendite[2]	11,3%	18,6%		15,3%		13,9%	11,1%
Personen-Rückversicherung							
Gebuchte Bruttoprämien	444,0	495,5	-4,6%	939,4	-13,8%	519,4	1.090,2
Verdiente Nettoprämien	399,9	458,0	20,9%	857,9	-0,9%	378,8	865,9
Operatives Ergebnis (EBIT)	24,1	15,0	89,8%	39,2	64,8%	7,9	23,8
Jahresüberschuss nach Steuern	16,4	7,4	209,3%	23,7	97,4%	2,4	12,0
Selbstbehalt	90,4%	93,2%		91,8%		73,0%	79,1%
Kombinierte Schaden-/Kostenquote[4]	97,6%	99,2%		98,5%		88,9%	94,8%
Umsatzrendite[2]	6,0%	3,3%		4,6%		2,1%	2,7%
Finanz-Rückversicherung							
Gebuchte Bruttoprämien	353,7	321,2	-31,0%	674,8	-26,9%	465,7	923,3
Verdiente Nettoprämien	249,0	303,0	-25,8%	552,0	-14,4%	408,2	644,7
Operatives Ergebnis (EBIT)	32,6	32,7	62,9%	65,3	73,1%	20,1	37,8
Jahresüberschuss nach Steuern	26,0	19,9	64,5%	45,9	84,2%	12,1	24,9
Selbstbehalt	98,2%	92,0%		95,3%		98,7%	96,4 %
Kombinierte Schaden-/Kostenquote[4]	97,1%	96,5%		96,8%		100,1%	98,9 %
Umsatzrendite[2]	13,1%	10,8%		11,8%		4,9%	5,9%
Programmgeschäft							
Gebuchte Bruttoprämien	487,0	578,7	-12,3%	1.065,6	-18,3%	659,8	1.304,9
Verdiente Nettoprämien	282,4	277,4	15,0%	559,8	17,2%	241,3	477,7
Versicherungstechnisches Ergebnis	7,4	11,8	17,7%	19,2	-32,9%	10,0	28,6
Operatives Ergebnis (EBIT)	22,3	20,2	10,6%	42,5	3,2%	18,3	41,2
Jahresüberschuss nach Steuern	14,6	11,4	14,3%	25,9	7,7%	10,0	24,1
Selbstbehalt	50,1%	48,2%		49,1%		44,7%	44,7 %
Kombinierte Schaden-/Kostenquote	97,4%	95,8%		96,6%		95,9%	94,0 %
Umsatzrendite[2]	7,9%	7,3%		7,6%		7,6%	8,6%

[1] Eigenkapital + Minderheitsanteile + Hybridkapital

[2] Operatives Ergebnis (EBIT) / verdiente Nettoprämien

[3] Quartale wurden annualisiert

[4] einschließlich Depotzinsen